SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                              Guilford Mills Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   401794204
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                                (CUSIP Number)


                               October 31, 2002
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            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401794201
          ---------

1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


       Bond Street Capital, L.L.C. - IRS EIN 22-3661275

       ------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a) |_|
                                                                (b) |X|

       ------------------------------------------------------------------------

3      SEC USE ONLY


       ------------------------------------------------------------------------

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey, U.S.A.

       ------------------------------------------------------------------------

       NUMBER OF                   5    SOLE VOTING POWER
       SHARES
       BENEFICIALLY                     516,501
       OWNED BY                         --------
       EACH
       REPORTING
       PERSON WITH

                                   6    SHARED VOTING POWER

                                        0
                                        --------

                                   7    SOLE DISPOSITIVE POWER

                                        516,501
                                        --------

                                   8    SHARED DISPOSITIVE POWER

                                        0
                                        --------

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       516,501

       ------------------------------------------------------------------------

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

       ------------------------------------------------------------------------


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.4%

       ------------------------------------------------------------------------

12     TYPE OF REPORTING PERSON*

       IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

CUSIP No. 401794201
          ----------


1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


       Sam S. Kim

       ------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)   |_|
                                                               (b)   |X|

       ------------------------------------------------------------------------

3      SEC USE ONLY


       ------------------------------------------------------------------------

4      CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S. Citizen
       ------------------------------------------------------------------------

       NUMBER OF                   5    SOLE VOTING POWER
       SHARES
       BENEFICIALLY                     516,501
       OWNED BY                         --------
       EACH
       REPORTING
       PERSON WITH

                                   6    SHARED VOTING POWER

                                        0
                                        --------

                                   7    SOLE DISPOSITIVE POWER

                                        516,501
                                        --------

                                   8    SHARED DISPOSITIVE POWER

                                        0
                                        --------

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       516,501
       ------------------------------------------------------------------------


10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


       N/A
       ------------------------------------------------------------------------


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.4%
       ------------------------------------------------------------------------


12     TYPE OF REPORTING PERSON*

       IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

CUSIP No.  401794201
          ----------

Bond Street Capital, L.L.C. and Sam S. Kim may be deemed to have beneficial ownership of 516,501 Shares.

PW Willow Management, L.L.C. serves as investment adviser to the PW Willow Fund, L.L.C. (the "Fund"), record owner of the Shares. PW Willow Management, L.L.C. is responsible for the investment and reinvestment of the assets of the Fund. PW Willow Management, L.L.C. is a joint venture between PW Fund Advisor, L.L.C. and Bond Street Capital, L.L.C. PW Fund Advisor, L.L.C. is the managing member of PW Willow Management, L.L.C. Sam S. Kim is the managing member and controlling principal of Bond Street Capital, L.L.C. Bond Street Capital, L.L.C. manages the Fund's investment portfolio on behalf of PW Willow Management, L.L.C. under oversight of PW Fund Advisor, L.L.C. PW Fund Advisor, L.L.C. is a wholly owned direct subsidiary of PW Alternative Asset Management, Inc., which in turn is a wholly owned indirect subsidiary of UBS AG.

Item 1(a).  Name of Issuer:

            Guilford Mills Inc.

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Item 1(b).  Address of Issuer's Principal Executive Offices:

            4925 West Market Street
            Greensboro, North Carolina 27407

            ------------------------------------------------------------------

Item 2(a) Name of Person Filing; (b) Address of Principal Place of Business Office, or if none, Residence; (c) Citizenship:

          (a)  Bond Street Capital, L.L.C., Sam S. Kim

          (b)  Bond Street Capital, L.L.C.
               700 Palisade Avenue
               Englewood Cliffs, New Jersey 07632

          (c) Bond Street Capital, L.L.C. is a limited liability company organized under the laws of the State of New Jersey. Sam S. Kim is the Managing Member and controlling principal of Bond Street Capital, L.L.C. and is a United States citizen.

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Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

            ------------------------------------------------------------------

CUSIP No. 401794201

Item 2(e).  CUSIP Number:

            401794201
            ------------------------------------------------------------------

Item 3. Filing of Statement pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c):

             13-d-1(b)(1)(ii)(E)

            ------------------------------------------------------------------

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) - (b)


Name                        Amount beneficially owned          Percent of class
----                        -------------------------          ----------------

Bond Street Capital, L.L.C.       516,501                       9.4%


Sam S. Kim                        516,501                       9.4%


(c) Number of shares as to which such person has:

                                                 Sole power to   Shared power to
              Sole power to    Shared power to   dispose or to   dispose or to
              vote or to       vote or to direct direct the      direct the
Name          direct the vote  direct the vote   disposition of  disposition of
----          ---------------  ---------------   --------------  --------------

Bond Street   516,501          0                 516,501            0
Captial,
L.L.C.


Sam S. Kim    516,501          0                 516,501            0


Item 5.     Ownership of Five Percent or Less of a Class:

            N/A

            ------------------------------------------------------------------


CUSIP No.  401794201


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

             Name          %
             ----         ---

             N/A

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Item 7.     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

            N/A

            ------------------------------------------------------------------

Item 8.     Identification and Classification of Members of the Group.

            N/A

            ------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group:

            N/A

            ------------------------------------------------------------------

Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 2003                            Bond Street Capital, L.L.C.


                                            By:  /s/  Sam Kim
                                                -------------
                                            Name: Sam Kim
                                            Title: Managing Member


                                            /s/ Sam Kim
                                            -----------
                                            Sam Kim

                                                                Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13G dated October 31, 2002 relating to the Common Stock of Gulliford Mills Inc. shall be filed on behalf of the undersigned.

                                            Bond Street Capital, L.L.C.

                                            By:  /s/  Sam Kim
                                                 -------------
                                            Name: Sam Kim
                                            Title: Managing Member


                                            /s/ Sam Kim
                                            -----------
                                            Sam Kim


03788.0001 #383088